

April 25, 2013

<u>Via E-mail</u>
Timothy A. Dawson
Vice President & Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue,
Jackson, Mississippi 39209

   Re: **Cal-Maine Foods, Inc.**
       Form 10-K for Fiscal Year Ended June 2, 2012
       Filed on August 6, 2012
       Form 10-Q for Fiscal Quarter Ended December 1, 2012
       Filed on January 8, 2013
       File No. 000-04892

Dear Mr. Dawson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Lyn Shenk

             Lyn Shenk
             Branch Chief